Exhibit 3.2

TRAVELCENTERS OF AMERICA LLC

AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Amendment, dated as of November 9, 2009, to Amended and Restated Limited Liability Company Agreement of TravelCenters of America LLC, as amended June 15, 2007 (the “LLC Agreement”).

1.               Section 10.3 of the LLC Agreement is replaced in its entirety with the following text:

Section 10.3.    Indemnification of the Company.    To the fullest extent permitted by law, each Shareholder will be liable to the Company (and any Subsidiaries or Affiliates thereof) for, and indemnify and hold harmless the Company (and any Subsidiaries or Affiliates thereof) from and against, all costs, expenses, penalties, fines or other amounts, including, without limitation, reasonable attorneys’ and other professional fees, whether third party or internal, arising from such Shareholder’s breach of or failure to fully comply with any covenant, condition or provision of this Agreement or any Bylaws, including, without limitation, Sections 8.1 through 8.2 of Article VIII and Section 9.7 of Article IX and the provisions of any Bylaws that may address similar matters as those contained in such sections, or any action by or against the Company (or any Subsidiaries or Affiliates thereof) in which such Shareholder is not the prevailing party, and shall pay such indemnitee such amounts on demand, together with interest on such amounts, which interest will accrue at the rate of interest provided in any Bylaws of the Company for indemnification amounts payable by a Shareholder to any such indemnitee pursuant to this Section 10.3 or any Bylaws or if there are no Bylaws of the Company or if any such Bylaws which may be in effect do not provide for a rate of interest for any such amounts then the rate of interest for such amounts shall be the lesser of 15% per annum compounded and the maximum amount permitted by law, in each case from the date such costs or the like are incurred until the receipt of repayment by the indemnitee.

2.               A new Article XVI is added to the LLC Agreement to read in its entirety as follows:

ARTICLE XVI

Arbitration

Section 16.1           Procedures for Arbitration of Disputes.  Any disputes, claims or controversies brought by or on behalf of any shareholder of the Company (which, for purposes of this Article XVI, shall mean any shareholder of record or any beneficial owner of shares of the Company, or any former shareholder of record or beneficial owner of shares of the Company), either on his, her or its own behalf, on behalf of the Company or on behalf of any series or class of shares of the Company or shareholders of the Company against the Company or any director, officer, manager (including Reit Management & Research LLC or its successor), agent or employee of the Company, including disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement or any Bylaws of the Company (all of which are referred to as “Disputes”) or relating in any way to such a Dispute or Disputes, shall on the demand of any party to such Dispute be resolved through binding and final arbitration in accordance with the procedures and rules for arbitration prescribed by any Bylaws of the Company. For the avoidance of doubt, and not as a limitation, Disputes are intended to include derivative actions against directors, officers or managers of the Company and class actions by shareholders against those individuals or entities and the Company.  For the avoidance of doubt, a Dispute shall include a Dispute made derivatively on behalf of one party against another party.

Section 16.2           Award Final.  The award or decision of the arbitrator(s) shall be final and binding upon the parties thereto and shall be the sole and exclusive remedy between such parties relating to the Dispute, including any claims, counterclaims, issues or accounting presented to the arbitrators.  Judgment upon the Award may be entered in any court having jurisdiction.  To the fullest extent permitted by law, no application or appeal to any court of competent jurisdiction may be made in connection with any question of law arising in the course of arbitration or with respect to any award made, except for actions relating to enforcement of this agreement to arbitrate or any arbitral award issued hereunder and except for actions seeking interim or other provisional relief in aid of arbitration proceedings in any court of competent jurisdiction.

Section 16.3           Costs and Expenses.  Except as otherwise set forth in this Agreement, including Section 10.3, or any Bylaws of the Company, or agreed between the parties, each party involved in a Dispute shall bear its own costs and expenses (including attorneys’ fees), and the arbitrators shall not render an award that would include shifting of any such costs or expenses (including attorneys’ fees) or, in a derivative case or class action, award any portion of the Company’s award to the claimant or the claimant’s attorneys.

Section 16.4           Beneficiaries.  This Article XVI is intended to benefit and be enforceable by the shareholders, directors, officers, managers (including Reit Management & Research LLC or its successor), agents or employees of the Company and the Company and shall be binding on the shareholders of the Company and the Company, as applicable, and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that such individuals or entities may have by contract or otherwise.

[Signature Page To Follow]

IN WITNESS WHEREOF, TravelCenters of America LLC has caused this Amendment to Amended and Restated Limited Liability Company Agreement to be executed by its duly authorized officer as of the date first set forth above.

TRAVELCENTERS OF AMERICA LLC

By:	/s/ Mark R. Young
Name: Mark R. Young
Title: Executive Vice President and General Counsel